Filed Pursuant to Rule 424(b)(3)
Registration No. 333-161449

KBS LEGACY PARTNERS APARTMENT REIT, INC.
SUPPLEMENT NO. 8 DATED OCTOBER 24, 2011
TO THE PROSPECTUS DATED APRIL 25, 2011

This document supplements, and should be read in conjunction with, the prospectus of KBS Legacy Partners Apartment REIT, Inc. dated April 25, 2011, as supplemented by supplement no. 1 dated April 25, 2011, supplement no. 2 dated April 25, 2011, supplement no. 3 dated May 10, 2011, supplement no. 4 dated July 29, 2011, supplement no. 5 dated August 12, 2011, supplement no. 6 dated September 30, 2011 and supplement no. 7 dated October 4, 2011. As used herein, the terms “we,” “our” and “us” refer to KBS Legacy Partners Apartment REIT, Inc. and, as required by context, KBS Legacy Partners Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to update prior performance information related to one of the public programs, KBS Real Estate Investment Trust I, Inc (“KBS REIT I”), sponsored by our KBS sponsors.
KBS REIT I
On January 27, 2006, our KBS sponsors launched the initial public offering of KBS REIT I, a publicly registered, non‑traded REIT. Its primary initial public offering was for a maximum of 200,000,000 shares of common stock at a price of $10.00 per share, plus an additional 80,000,000 shares of common stock initially priced at $9.50 per share pursuant to its dividend reinvestment plan. KBS REIT I accepted gross offering proceeds of $1.7 billion in its primary initial public offering, and as of December 31, 2010, KBS REIT I had accepted gross offering proceeds of $176.1 million from shares issued pursuant to its dividend reinvestment plan. As of December 31, 2010, KBS REIT I had approximately 42,000 stockholders. Of the amount raised pursuant to its dividend reinvestment plan, $55.6 million has been used to fund share redemptions pursuant to its share redemption program. KBS REIT I ceased offering shares in its primary public offering on May 30, 2008, and KBS REIT I continues to offer shares under its dividend reinvestment plan.
As of December 31, 2010, KBS REIT I owned 22 office buildings, three corporate research buildings, two distribution facilities, one industrial portfolio consisting of nine distribution and office/warehouse properties, one office/flex portfolio consisting of four properties and an 80% membership interest in a joint venture that owns a portfolio of 23 institutional quality industrial properties and holds a master lease with a remaining term of 12.25 years with respect to another industrial property (by “institutional quality” we mean properties with certain features (tenancy, location, construction quality, management, functionality, etc.) and benefits that help distinguish them as desirable investments to relatively risk averse, high net worth entities). At December 31, 2010, KBS REIT I's real estate portfolio was approximately 82% leased. In addition, as of December 31, 2010, KBS REIT I owned four mezzanine real estate loans, two B‑Notes, a partial ownership interest in a mezzanine real estate loan, two loans representing senior subordinated debt of a private REIT and three mortgage loans. KBS REIT I also holds two investments in securities directly or indirectly backed by commercial mortgage loans and a preferred membership in a real estate joint venture.
KBS REIT I has investment objectives that are similar to ours. Like ours, its primary investment objectives are to provide investors with attractive and stable returns and to preserve and return their capital contributions and, like us, it will seek to realize growth in the value of its investments by timing asset sales to maximize asset value. In addition, investments in real estate and real estate-related assets involve similar assessments of the risks and rewards of the operation of the underlying real estate and financing thereof as well as an understanding of the real estate and real estate-finance markets.
KBS REIT I has acquired and manages a diverse portfolio of real estate and real estate-related assets. It has diversified the portfolio by property type, geographic region, investment size and investment risk with the goal of attaining a portfolio of income-producing real estate and real estate-related assets that provide attractive and stable returns to its investors. In constructing its portfolio, KBS REIT I targeted approximately 70% core investments (which are generally existing properties with at least 80% occupancy and minimal near-term lease rollover) and approximately 30% enhanced-return properties (which are higher-yield and higher-risk investments than core properties, such as properties with moderate vacancies or near-term lease rollovers, poorly managed and positioned properties, properties owned by distressed sellers and built-to-suit properties) and real estate-related investments, including mortgage loans, mezzanine debt, commercial mortgage‑backed securities and other similar structured finance investments. With proceeds from its initial public offering and debt financing (as a percentage of its total investments), the purchase price of KBS REIT I's real estate properties represented 65% of its portfolio and the purchase price of its real estate-related investments represented 35% of its portfolio.

KBS REIT I used the net proceeds from its initial public offering and debt financing to purchase or fund $3.1 billion of real estate and real estate‑related investments as of December 31, 2010, including $34.5 million in acquisition fees and closing costs. As of December 31, 2010, KBS REIT I had used the net proceeds from its initial public offering for real estate properties and real estate-related assets in the amounts of $0.8 billion and $0.8 billion, respectively, and had debt financing on its real estate properties and real estate-related assets in the amounts of $1.2 billion and $0.3 billion, respectively.
As of December 31, 2010, with proceeds from its initial public offering and debt financing, as a percentage of the amount invested (based on purchase price), KBS REIT I invested in the following types of assets (including its investments through a consolidated joint venture): 35% in 22 office properties, 29% in 42 industrial properties and a master lease in another industrial property, 26% in interests in 12 mezzanine loans, 5% in interests in six mortgage loans, 2% in interests in two loans representing subordinated debt of a private REIT, 2% in two investments in securities directly or indirectly backed by commercial mortgage loans and 1% in interests in two B‑notes. All of KBS REIT I's real property investments were made within the United States. As a percentage of amount invested (based on purchase price), the geographic locations of KBS REIT I's investments in real properties were as follows (including its investments through a consolidated joint venture): 40% in 26 properties and a master lease in another property in the East; 30% in 22 properties in the South; 15% in nine properties in the West; and 15% in seven properties in the Midwest. All of the real properties purchased by KBS REIT I had prior owners and operators.
During the three years ending December 31, 2010, KBS REIT I invested in the following types of assets (including its investments through a consolidated joint venture): nine office properties, one industrial property, six mezzanine loans and one mortgage loan. The geographic locations of properties acquired by KBS REIT I during the three years ending December 31, 2010 were as follows (including its investments through a consolidated joint venture): three properties in the East; four properties in the South; and three properties in the West. KBS REIT I funded these investments with a combination of proceeds from its initial public offering and debt financing.
As described in more detail below, subsequent to KBS REIT I's acquisition of these properties, loans and other investments, KBS REIT I's portfolio composition changed as a result of the restructuring of certain investments, KBS REIT I taking title to properties underlying investments in loans that became impaired, the sale of assets and the repayment of debt investments.
KBS REIT I had disposed of two properties as of December 31, 2010 for approximately $71.1 million, including closing costs. Also as of December 31, 2010, KBS REIT I had sold 16 of 27 condo units from the Tribeca building, on which it had foreclosed. KBS REIT I originally intended to hold its core properties for four to seven years. However, economic and market conditions may influence KBS REIT I to hold its investments for different periods of time, and KBS REIT I currently expects its hold period is likely to last for several more years. In November 2007, the borrowers under a mezzanine loan in which KBS REIT I held a $21 million interest paid off the loan in full, including a spread maintenance premium. On September 9, 2010, the borrowers under a mezzanine loan in which KBS REIT I held a $55.0 million interest paid off the loan in full, including a spread maintenance premium. Additionally, in December 2010, KBS REIT I foreclosed on a $10.5 million bridge loan that it originated and received $4.1 million upon the sale of the property. In general, KBS REIT I intends to hold its real estate-related investments to maturity, though economic and market conditions may also influence the length of time that KBS REIT I holds these investments.
KBS REIT I's primary public offering was subject to the up-front commissions, fees and expenses associated with this offering and KBS REIT I has fee arrangements with KBS affiliates structured similarly to ours.
The KBS REIT I prospectus disclosed that KBS REIT I may seek to publicly list its shares of common stock if its independent directors believe a public listing would be in the best interests of its stockholders. To date, the independent directors have not made such a determination. If KBS REIT I does not list its shares of common stock on a national securities exchange by November 2012, its charter requires that KBS REIT I either (i) seek stockholder approval of the liquidation of the company or (ii) if a majority of its conflicts committee determines that liquidation is not then in the best interests of the stockholders, postpone the decision of whether to liquidate the company. As we have not reached November 2012, none of the actions described in (i) or (ii) above has occurred.
However, KBS REIT I has disclosed that due to the continuing impact of the disruptions in the financial markets on the values of KBS REIT I's investments, it is increasingly likely that KBS REIT I will postpone such a liquidity event in order to improve the prospects for investors to have their capital returned and to realize a profit on their investment, likely through sales of individual or pooled assets.

If a majority of its conflicts committee does determine that liquidation is not then in the best interests of KBS REIT I's stockholders, its charter requires that the conflicts committee revisit the issue of liquidation at least annually. Further postponement of listing or stockholder action regarding liquidation would only be permitted if a majority of the conflicts committee again determined that liquidation would not be in the best interest of the stockholders. If KBS REIT I sought and failed to obtain stockholder approval of its liquidation, the KBS REIT I charter would not require KBS REIT I to list or liquidate and would not require the conflicts committee to revisit the issue of liquidation, and KBS REIT I could continue to operate as before. If KBS REIT I sought and obtained stockholder approval of its liquidation, KBS REIT I would begin an orderly sale of its properties and other assets. The precise timing of such sales would take account of the prevailing real estate and financial markets, the economic conditions in the submarkets where its properties are located and the federal income tax consequences to the stockholders. In making the decision to apply for listing of its shares, KBS REIT I's directors will try to determine whether listing its shares or liquidating its assets will result in greater value for stockholders.
The continued disruptions in the financial markets and deteriorating economic conditions have adversely affected the fair values and recoverability of certain of KBS REIT I's investments. KBS REIT I disclosed fair values below its book values for certain assets in its financial statements and recognized impairments related to a limited number of assets.
On a quarterly basis, KBS REIT I evaluates its real estate securities for impairment. KBS REIT I reviews the projected future cash flows under these securities for changes in assumptions due to prepayments, credit loss experience and other factors. If, based on KBS REIT I's quarterly estimate of cash flows, there has been an adverse change in the estimated cash flows from the cash flows previously estimated and the present value of the revised cash flows is less than the present value previously estimated, an other-than-temporary impairment is deemed to have occurred. KBS REIT I recognized an other‑than-temporary impairment related to its real estate securities of $5.1 million for the year ended December 31, 2009 and a $50.1 million impairment related to its real estate securities for the year ended December 31, 2008. Continued stress in the economy in general and the CMBS market in particular could result in additional other-than-temporary impairments on KBS REIT I's fixed rate securities in the future. During the year ended December 31, 2010, KBS REIT I did not recognize any other‑than‑temporary impairments on its real estate securities.
With respect to its loan portfolio, KBS REIT I considers a loan held for investment to be impaired when it becomes probable, based on current information, that it will be unable to collect all amounts estimated to be collected at the time of acquisition. The amount of impairment, if any, will be measured by comparing the recorded amount of the loan to (i) the present value of the expected cash flows discounted at the loan's effective interest rate; (ii) the loan's observable market price; or (iii) the fair value of the collateral. Since inception, KBS REIT I has invested approximately $1.1 billion in real estate‑related loans. As of December 31, 2010, KBS REIT I has recorded $79.7 million of asset-specific loan loss reserves related to its investments in the Sandmar Mezzanine Loan, the Artisan Mezzanine Loan, its subordinated debt investment in Petra Fund REIT Corp. and the 2600 Michelson Mezzanine Loan. During the year ended December 31, 2010, KBS REIT I also charged‑off $18.5 million of reserves for loan losses related to the Tribeca Loans in conjunction with KBS REIT I's foreclosure on the underlying project and $5.2 million of reserves for loan losses related to KBS REIT I's foreclosure on the 200 Professional Drive Loan Origination. Prior to 2010, KBS REIT I charged-off $19.0 million of reserves for loan losses related to the foreclosure of the 18301 Von Karman Loans. KBS REIT I also charged off $153.2 million of reserves for loan losses related to its investment in the Arden Portfolio Mezzanine Loans, for which it received a preferred membership interest in the entity that owns the Arden Portfolio.
During the year ended December 31, 2010, KBS REIT I recognized an impairment charge on real estate of $123.5 million with respect to 17 properties within the National Industrial Portfolio joint venture to reduce the carrying value of these properties to their estimated fair values. KBS REIT I holds an 80% membership interest in the joint venture and consolidates the joint venture in its financial statements. This joint venture, referred to as the National Industrial Portfolio, owns 23 industrial properties and holds a master lease with respect to another industrial property. KBS REIT I disclosed that it is unlikely that it will be able to refinance or extend the mortgage and mezzanine loans secured by the National Industrial Portfolio upon their fully-extended maturities in August 2012. As a result, KBS REIT I may be forced to relinquish the assets to the lenders at some point prior to or concurrent with the final maturities in August 2012. In the event KBS REIT I relinquishes the assets to the lenders, KBS REIT I would record a gain on extinguishment of the debt equal to the difference between the carrying amount of the debt at that time ($439.5 million as of December 31, 2010) and the carrying value of the collateral at that time ($320.7 million as of December 31, 2010).
In the future, especially given the current market instability, KBS REIT I may recognize material charges for impairment with respect to investments other than those described above or a different impairment charge for investments described above. Moreover, even if KBS REIT I does not recognize any material charge for impairment with respect to an asset, the fair value of the asset may have declined based on general economic conditions or other factors. For the six months ended June 30, 2011, KBS REIT I recorded $22.8 million in real estate impairments due to changes in cash flow estimates of the properties.

As a result of the above factors, reductions in benchmark interest rates and their resulting impact on interest income on KBS REIT I's variable-rate loans receivable and the general impact of current economic conditions on rental rates, occupancy rates and property cash flows, on June 4, 2009, the KBS REIT I board of directors declared a July 2009 distribution at an annualized rate of 5.25% (based on a purchase price of $10.00 per share in its initial public offering). The prior annualized distribution rate was 7% (based on a purchase price of $10.00 per share in its initial public offering). These and other factors could result in further decreases in the distribution rate in future periods.
On September 1, 2011, KBS REIT I, through indirect wholly owned subsidiaries, entered into a Collateral Transfer and Settlement Agreement with, among other parties, GKK Stars Acquisition LLC (“GKK Stars”), the wholly owned subsidiary of Gramercy Capital Corp. (“Gramercy”) that indirectly owns the Gramercy real estate portfolio, to effect the orderly transfer of certain assets and liabilities of the Gramercy real estate portfolio to KBS REIT I in satisfaction of certain debt obligations owed by wholly owned subsidiaries of Gramercy to KBS REIT I. Pursuant to the agreement, GKK Stars agreed to cause the transfer to KBS REIT I of the equity interests in the indirect owners of approximately 815 properties or leasehold interests, including approximately 524 bank branch properties and approximately 291 office buildings and operations centers, as well as a 99% interest in a joint venture that owns approximately 52 bank branch properties occupied primarily by Citizens Bank. KBS REIT I expects to assume approximately $1.4 billion of mortgage debt related to the properties. In consideration of the performance of the agreement, KBS REIT I has agreed to release subsidiaries of Gramercy from their obligations under KBS REIT I's investment in a senior mezzanine loan with an original face amount of $500,000,000 (the “GKK Mezzanine Loan”).
In connection with the maturity of the GKK Mezzanine Loan in May 2011, KBS REIT I, through wholly owned subsidiaries, amended and restated the master repurchase agreements secured by the GKK Mezzanine Loan.  The amended and restated master repurchase agreements contain mandatory amortization payments and other restrictions on KBS REIT I's cash flows and operations that significantly limit KBS REIT I's operating flexibility and liquidity.  These restrictions will likely be in place until April 28, 2013.
On December 2, 2010, the board of directors of KBS REIT I approved an estimated value per share of KBS REIT I's common stock of $7.32 based on the estimated value of KBS REIT I's assets less the estimated value of its liabilities divided by the number of shares outstanding, all as of September 30, 2010. KBS REIT I provided this estimated value per share to assist broker-dealers that participated in its initial public offering in meeting their customer account statement reporting obligations under NASD Conduct Rule 2340(c)(2) as required by FINRA. The estimated value per share was based upon the recommendation and valuation of KBS Capital Advisors. As with any valuation methodology, KBS Capital Advisors' methodology was based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could have derived a different estimated value per share, and such differences could be significant. The estimated value per share does not represent the fair value of KBS REIT I's assets less its liabilities according to U.S. generally accepted accounting principles, nor does it represent a liquidation value of KBS REIT I's assets and liabilities or the price at which KBS REIT I's shares of common stock would trade on a national securities exchange. Markets for real estate and real estate-related investments can fluctuate and values are expected to change in the future.
Due to the level of share redemption requests already received in 2009 and the amounts KBS REIT I had budgeted from net proceeds from the dividend reinvestment plan for capital expenditures, tenant improvement costs and other funding obligations, on March 25, 2009, KBS REIT I amended and restated its share redemption program. Pursuant to the amended and restated share redemption program, and in addition to the other limitations in the plan, KBS REIT I limits ordinary redemptions to the net proceeds from the sale of shares under its dividend reinvestment plan during the prior calendar year less amounts it deems necessary from such proceeds to fund current and future capital expenditures, tenant improvements and other costs and obligations related to its investments. Based on budgeted expenditures, and except with respect to redemptions sought upon a stockholder's death, “qualifying disability” or “determination of incompetence,” KBS REIT I has not had funds available for redemption since the April 2009 redemption date and has disclosed it does not expect to have funds available for redemption in 2011. Moreover, KBS REIT I has entered into financing agreements that, during the terms thereof, require KBS REIT I to continue to limit redemptions under its share redemption program to those sought upon a stockholder's death, “qualifying disability” or “determination of incompetence.” These financing arrangements will likely be in place until April 28, 2013.
Upon request, prospective investors may obtain from us without charge copies of offering materials and any public reports prepared in connection with KBS REIT I, including a copy of the most recent Annual Report on Form 10‑K filed with the SEC. For a reasonable fee, we also will furnish upon request copies of the exhibits to the Form 10‑K. Many of the offering materials and reports prepared in connection with KBS REIT I are also available on its web site at www.kbsreit.com. Neither the contents of that web site nor any of the materials or reports relating to KBS REIT I are incorporated by reference in or otherwise a part of this prospectus. In addition, the SEC maintains a web site at www.sec.gov that contains reports, proxy and other information that KBS REIT I files electronically as KBS Real Estate Investment Trust, Inc. with the SEC.

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